SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE INC. SEES SOLID PROGRESS IN 2005,
ANNOUNCES 10 % COMMON SHARE DIVIDEND INCREASE

Montréal (Québec) — December 15, 2004 — BCE Inc. (TSX, NYSE: BCE) today announced an increase to its annual common share dividend of 12 cents per share or 10%, raising the annual dividend to $1.32 per share. The announcement was made just prior to the opening of the company’s annual “Business Review Conference” with the financial community which includes a solid outlook for 2005.

“We are successfully executing our plan to reshape Bell Canada by 2006,” said Michael Sabia, President and Chief Executive Officer of BCE Inc. “During 2004, we defined the path to our success and laid the foundations. In 2005, we will drive the execution of our strategy and deliver strong operating results which will translate into improved financial performance. By 2006 we will deliver a company focused on growth, service innovation and increasing returns to shareholders with more than half of its revenues expected to come from new generation services.”

“Our strategy is to change the “customer experience” by making it easy to use our services and to stay with Bell, to build a broadband network that can deliver all the services of the future, and then deliver that future by creating the next generation of services that customers want,” he said. “In achieving this, we deliver a stronger BCE: one that has undergone a step change in its cost structure and that has strengthening growth and shareholder returns as our growth services overtake our legacy services.”

Today, 60 per cent of Bell Canada’s revenues come from its “legacy” services such as local and long distance and 40 per cent from its new, high-growth services — such as wireless, video, high-speed Internet, Internet Protocol (IP) and Value-Added Services. By the end of 2006, Bell expects the ratio to have shifted with about 45 per cent of revenue coming from legacy services and about 55 per cent coming from new services. Today, Bell adds approximately $1.50 in new service revenue for every $1 decline in revenue from legacy services. By late 2006, the company expects to generate $2.50 in new service revenue for every $1 decline in legacy revenue.

“In managing this transition, our focus continues to be on providing our customers with simple ways to be connected, entertained and informed,” said Mr. Sabia. “We are assembling the skills, building the networks, delivering the services and creating the cost structure to ensure our leadership. We will be our customers’ first choice for the broadband home, we’ll set the benchmark in innovation and be the standard in IP.”

Highlights of Business Review Conference:

•	The implementation of a new cost structure (known as Galileo) is expected to result in a $1 billion to $1.5 billion of annualized expense reduction by the end of 2006

•	Bell will invest $1.2 billion to bring high-speed broadband access to 4.3 million households by 2008

•	Bell’s recently announced EVDO high-speed wireless data service will bring a host of new services, including video messaging and conferencing, to mobile devices

•	BCE’s 2005 guidance forecasts solid financial performance by the company with the medium-term expectation that annual free-cash flow(1) should be sustainable at at least $1 billion.

On the topic of the company’s dividend increase, Mr. Sabia said: “Given the level of change within the communications industry and within the company itself, BCE has taken a judicious approach to the issue of raising its annual dividend over the past several years. However, we are now at the point where we have clear evidence of our progress in reshaping our company and the nature of our business. That, coupled with a solid balance sheet, has enabled BCE to reward its equity investors with this dividend increase.”

Presentations to be given today during the conference by Mr. Sabia and other BCE executives will demonstrate the progress Bell Canada is making. They will include an update on Bell Canada’s new operating model being implemented through the Galileo initiative and will detail the company’s leadership in areas such as IP, wireless, high-speed Internet, video services and the role that Bell’s expanding broadband capabilities will play.

Galileo
As part of Bell’s move to IP, the company has launched a comprehensive program called Galileo. In addition to guiding the implementation of IP, Galileo is driving the simplification of Bell’s business. It aims to give Bell competitive advantage by being the simplest and easiest to deal with service provider in the marketplace. The Galileo project is expected to reduce the company’s annual cost base by between $1 billion to $1.5 billion by the end of 2006.

Consumer Market
To be the leading provider of “simplicity” to customers represents a considerable market opportunity for Bell and will serve as a differentiating competitive advantage.

“Galileo has given us a blueprint for rebuilding a complex and often disparate organization into one that operates as a single entity and that brings simplicity to our customers’ lives,” said Pierre Blouin, Group President, Bell Consumer Markets. “Galileo initiatives such as a common bill, the web-enablement of our customers via our bell.ca site and simplified product offers with simple pricing structures all lead to a common result: enhancing the customer’s experience when dealing with Bell Canada.”

Business Market
IP and the introduction of value-added solutions are changing the nature of the entire business market. Bell is leveraging these changes in its efforts to build a $6 billion combined SMB/Enterprise business by the end of 2006.

Enterprise Business Market
One year ago, Bell made clear its intention to be the Canadian leader in the implementation of IP technology for its customers. Its progress has been rapid with 60% of its core network now running on IP. A variety of IP-based products have been introduced including a full suite of managed IP services — such as those recently chosen by Manulife Financial under a seven-year, $140 million contract. Manulife’s IP network will serve the company’s needs for global voice and data applications.

“IP delivers great simplicity in the design and delivery of the products and solutions we offer,” said Isabelle Courville, President, Bell Canada’s Enterprise business segment. “The power of IP has had a marked impact on our own operations. It reduces and eliminates network elements and support processes. By 2006 we will have retired 100 legacy services and 10,000 network elements with the removal of 5,000 product and service codes from our systems. With every customer that adopts IP, that powerful simplifying effect is delivered to them.”

Value-Added Services (VAS) are also providing attractive opportunities within the Enterprise segment. These services — including security, storage and hosting, outsourcing and contact centre management — represent a $500 million business today for Bell that is growing at 20 per cent per year.

Small and Medium Business Market
The advent of IP and the efficiencies of Galileo are also having an impact on Bell’s Small and Medium Business (SMB) segment. Here the focus is on being the preferred communications and technology solution provider for customers through a strategy of becoming their virtual CIO. SMBs in Ontario and Québec alone currently consume $5 billion in information services each year, a figure expected to grow by 10 per cent annually. Virtually nobody is offering integrated information services/telecom solutions that SMBs can afford.

“By strengthening our capabilities, Bell will be Canada’s trusted technology advisor to SMBs — their virtual CIO — by 2006,” said Karen Sheriff, President, Bell Canada SMB. “Our suite of services continues to grow, most recently with the announcement of Bell’s offer to acquire Nexxlink Technologies Inc., a provider of integrated solutions. Bell has also announced a new joint initiative with Microsoft to deliver specialized technology management applications especially tailored for SMBs. This initiative enhances Bell’s ability to offer a simple one-stop shop for fully integrated technology and communications solutions that fit SMBs’ needs, increase their productivity and help them boost their competitive potential.”

The Broadband World
Bell has launched a $1.2 billion, five-year program to extend the reach and speed of its broadband network to serve some 4.3 million households by 2008. This represents 85 per cent of urban households in the Québec City/Windsor corridor.

“We are extending the reach of our fibre network into “local nodes” in neighbourhoods and directly into multiple-dwelling buildings,” said Eugene Roman, Group President, Bell Systems and Technology. “The network is our conduit into the broadband home which by 2006 will be able to provide up to 26 Mbps capability. It is ‘broadband you can count on’ because it is always on, never shared and highly reliable.”

The power and reach of that network will provide the technological foundation to greatly expand the market for Bell’s video and high-speed Internet services.

Video
Building ExpressVu — Canada’s largest digital TV provider — over the past seven years has given Bell the skills and insights it needs to lead in the delivery of video services into the broadband home. The company’s expanded broadband network will serve as terrestrial complement to the delivery of ExpressVu vast content line-up and its feature-rich capabilities.

“We have industry-leading capabilities in areas such as content aggregation and new service development,” said Robert Odendaal, President, Bell Canada Video Group. “We’re skilled in serving customers and providing them with technical support, and we have expertise in the retailing and distribution of our products. In terms of our ability to innovate, Bell’s IPTV service — video delivered over Internet Protocol — is currently in technical trials and will be ready for launch shortly thereafter.”

High-Speed Internet
 The expansion of Bell’s broadband networks will enable the next generation of applications and content that represent new revenue opportunities for the company.

“The development of the next generation of Internet services will be predicated on the needs and wants of our extensive customer base,” said Charlotte Burke, Senior Vice-President, Consumer Internet Services. “As the Internet leader in Canada and with more than 14 million users accessing our Sympatico.MSN.ca portal every month, we have unparalleled access to deep market knowledge and customer preferences.”

A New Generation of Wireless
Bell is also the leading Canadian innovator in the wireless sector. Earlier this week, Bell announced technical trials of the next generation of wireless technology — known as EVDO (Evolution, Data Optimized) — specifically designed to support high-speed wireless data applications. This will be the fastest and most advanced wireless data network in Canada and will change the way customers view their wireless service.

“EVDO will essentially create a high-speed Internet access for your cell phone or personal digital assistant,” said Michael Neuman, President of Bell Mobility and Bell Distribution Inc. “Bell’s EVDO network will offer Canada’s fastest wireless experience and deliver leading-edge innovation to the market. The network will deliver up to 2.4 Mbps that will carry services such as video streaming, e-mail and video messaging, video conferencing and location based services.”

The company expects to launch EVDO beginning in major Canadian urban centres in late 2005.

Financial Guidance

BCE Inc. confirmed its 2004 guidance and announced 2005 guidance as follows:

	2004 E	Guidance 2005E	Medium-Term Outlook

Revenue Growth	approx. 2%	= GDP	= GDP

Galileo Savings		$500-600M	$1B - $1.5B(a)

EPS(b)	approx. $2.00	Single Digit Growth	Mid-to-High Single Digit Growth

Free Cash Flow(c)	approx. $1B	$700 – $900M	Sustainable at = $1B

(After restructuring)(d)	approx. $700M

Bell Canada Capital Intensity(e)	18%	18% – 19%	Decrease beginning in 2006

(a)	The implementation of a new cost structure is expected to result in a $1 billion to $1.5 billion of annualized expense reduction by the end of 2006.
(b)	Before net investment gains/losses, or impairment or restructuring charges.
(c)	Cash from operating activities less capital expenditures, total dividends and other investing activities (please see note one for additional details).
(d)	Before the end of the year, Bell expects to pay approximately $300 million in connection with the recently implemented employee departure program.
(e)	Capital expenditures as a percentage of revenues.

“The prudent management of our capital expenditures will remain a key priority for the company,” said Siim Vanaselja, Chief Financial Officer of BCE. “Our capital spending will focus on areas that create financial efficiencies for the company, such as Galileo, and on revenue growth opportunities such as those in expanding the reach and speed of broadband, in wireless and in new services and applications. In so doing, we expect to see continued growth in our return on invested capital.”

Building on our progress
Strong subscriber growth in wireless, video and High-Speed Internet services serves as a barometer of Bell’s overall progress towards its new operating model where the focus is on such high-growth opportunities. Expected 2005 subscriber growth for video and wireless is in the 10 to 15 per cent range, and subscribers to high-speed Internet are expected to grow between 15 to 20 per cent.

“We are encouraged by the traction our strategies for re-positioning Bell have achieved,” said Mr. Sabia. “In short, we are entering a period when we will benefit from the strategies and foundations put in place for the new Bell — a company defined by its strengthening growth prospects, its ability to generate solid free cash flow which in turn creates an attractive return for our shareholders.”

Webcast/Call with media:

BCE’s Business Review Conference will be webcast live beginning at 8:00 am today from the company’s website: www.bce.ca.

BCE will hold a teleconference/Webcast (audio only) for the media to discuss financial guidance for 2005 on Wednesday, December 15, 2004 at 1:30 PM (Eastern). Michael Sabia will be present for this media conference.

Interested participants are asked to dial (416) 405-9310 for local calls or 1 (877) 211-7911 for long distance calls at 1:30 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

ABOUT BCE
Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

This news release and the financial information herein have been reviewed by the Board of Directors of BCE Inc.

For further information:

France Poulin Communications (514) 786-8033 Web site: www.bce.ca	George Walker Investor Relations (514) 870-2488

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, financial guidance, expected growth in subscribers, anticipated cost reductions and investments, the expected launch of new services, products and technologies, our plans and strategies and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: our ability to complete within our targeted timeframe, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network; our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue growth, earnings per share, free cash flow, capital intensity and cost reductions; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the ability to improve productivity, reduce costs and contain capital intensity while maintaining quality of services; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to retain major customers; our ability to find suitable companies to acquire or to partner with; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services; the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; the risk of increased pension plan contributions resulting from Bell Canada’s recent early retirement program and from the risk of low returns on pension plan assets; our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; stock market volatility; our ability to increase the number of customers who buy multiple products; our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction; Canadian government action in respect of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings; the risk that the amount of the expected annual savings relating to Bell Canada’s recent employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs; and launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

For additional information with respect to certain of these and other factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 14, 2004 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of December 15, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(1) The term “free cash flow” does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. Free cash flow allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities.

The following is a reconciliation of our guidance for free cash flow to cash from operating activities for the year ended December 31, 2004:

Free cash flow	Approximately $1 billion (approximately $700 million after restructuring)
Add: Capital expenditures	Approximately $3.4 billion
Total dividends	Approximately $1.4 billion
Cash from operating activities	Approximately $5.8 billion (approximately $5.5 billion after restructuring

For 2005, we expect to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.9 billion to $6.1 billion less capital expenditures, total dividends and other investing activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: December 15, 2004